04010485

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME West Japan Railway Company

*CURRENT ADDRESS 4-24, Shibata 2-chome
Kita-ku, Osaka 530-8341
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 34777 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 3/4/04

May 12, 2003
Last posted on May 12, 2003

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the year ended March 31, 2003

Forward-Looking Statements

Statements made in this report with respect to JR-West's plans, objectives, strategies, projected results, targets and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates, and beliefs in light of the information currently available to it.

Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the general economic conditions and business environment, consumer-spending trends, competitive conditions with companies other than JR-West and its affiliates, and changes to laws and regulations.

The contents of this document were, to be best of our knowledge, current and accurate as of May 12, 2003. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on May 12, 2003 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company
Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges
Code number: 9021
URL: http://www.westjr.co.jp
Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan
President Takeshi Kakiuchi
For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department
Telephone: +81-6-6375-8889
Date for Convening the Board of Directors Meeting for the Settlement of Accounts: May 9, 2003
Adoption of U.S. GAAP : No

1. Results for fiscal 2003 (April 1, 2002 to March 31, 2003)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Fiscal 2003	1,165,571	(-2.1)	122,636	(4.2)	78,739	(12.4)
Fiscal 2002	1,190,610	(-0.4)	117,649	(5.2)	70,041	(24.9)

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-operating revenues ratio
	Millions of yen		Yen	Yen	%	%	%
Fiscal 2003	41,644	(-8.5)	20,729.57	-	9.8	3.2	6.8
Fiscal 2002	45,537	(47.1)	22,768.68	-	11.0	2.8	5.9

Notes: 1. Gain/(loss) on investment in equity method affiliates:
Year ended March 31, 2003: ¥468 million
Year ended March 31, 2002: ¥720million
2. Average number of shares outstanding during fiscal years:
Fiscal 2003: 2,000,000 shares
Fiscal 2002: 2,000,000 shares
3. There were no changes in accounting methods.
4. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2003	2,432,713	440,556	18.1	220,274.29
Fiscal 2002	2,416,787	411,480	17.0	205,740.04

Note: Number of shares outstanding at fiscal year-end:
Year ended March 31, 2003: 2,000,000 shares
Year ended March 31, 2002: 2,000,000 shares

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2003	130,222	-63,392	-71,543	89,310
Fiscal 2002	99,590	17,790	-167,196	94,023

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 64

Unconsolidated subsidiaries: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

The number of consolidated companies added: 1

The number of consolidated companies removed: 1

The number of equity method affiliates added: 0

The number of equity method affiliates removed: 1

2. Forecasts for fiscal 2004 (April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim period (April 1, 2003 - September 30, 2003)	596,400	40,900	23,300
Fiscal year	1,213,600	84,800	49,800

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥24,809.34

(1) BASIC MANAGEMENT POLICIES

1. Management Policy

The West Japan Railway Company Group companies (the JR-West Group) are principally engaged in railway operations. Complementary operations in sales of goods and food services and real estate are undertaken with the respective aims of providing services primarily to the JR-West Group's railway passengers and leveraging the commercial potential of its station premises and surrounding properties.

In the execution of these various operations and in line with basic management policy, West Japan Railway Company (JR-West) and its affiliated companies are working together as one to realize optimal use of their corporate resources and enhanced competitive strength in their markets. At the same time, they have steadily pursued the ongoing reinforcement of their operating structures by undertaking focused and effective capital investments and the reconfiguring of administrative and operational systems for increased efficiency.

Amid today's difficult operating environment, JR-West will strive to increase coraporate value and maximize the consolidated profit levels of the JR-West Group as a whole. Toward this goal, JR-West will accurately identify market trends while implementing all possible measures to enhance competitive strength in a strategic and timely manner with achieving optimal use of corporate resources.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

3. Medium-Term Management Strategy

In November 2001, the JR-West Group established new medium-term management targets for fiscal 2002 to fiscal 2006. Under the collective title "The Second Stage of Railway Revitalization," these targets set the following basic policies:

1. Enhance the security and reliability we offer to our customers;
2. Contribute to the advancement and development of society and the economy, with the railway as our core business;
3. Increase corporate value and live up to the expectations of our shareholders;
4. Strive for business operations that are friendly to the global environment.

The following are JR-West's numerical targets for 2006:

1. Operating income ROA (Return on Assets): 5.4% (Consolidated);
2. Net income ROE (Return on Equity): 9.6% (Consolidated);
3. Operating income: ¥130.0 billion (Consolidated);
4. Net income: ¥50.0 billion (Consolidated);
5. Long-term debt: ¥1,100.0 billion (Consolidated), ¥1,000.0 billion (Non-consolidated);
6. Number of employees at the start of the fiscal year: 32,000 (Non-consolidated).

4. Management Issues

The operating environment surrounding the JR-West Group is expected to remain challenging, owing to such factors as the negative effects of the stagnant Japanese economy, persistent deflation, a decline in the size of Japan's labor force due to a declining birth rate and the graying of the population, and intensifying competition from rival transportation operations.

Against this background, the JR-West Group aims to maintain or raise profitability by providing value-added products and services that take into account societal changes and customer needs. In addition, JR-West intends to reinforce its operational structure by reconfiguring administrative and operational systems and steadily implementing a variety of cost-cutting strategies, including the reduction of engineering expenses. JR-West is making utmost efforts to meet the needs of its customers and shareholders for years to come. In addition, JR-West will take all possible measures to facilitate the sale of all JR-West shares held by the Japan Railway Construction Public Corporation.

In light of the unfortunate accident involving the injury and death of two paramedics in November 2002, JR-West will drive forward with ongoing initiatives in both employee training and railway infrastructure designed to ensure safety and stability in its core railway operations. JR-West is taking various steps to secure revenues including a complete revision of the Sanyo Shinkansen Line's timetable and pricing system scheduled for October 1, 2003 as well as the introduction of ICOCA—a non-contact IC card system—in the Kyoto-Osaka-Kobe metropolitan network. JR-West is also continuing to fortify its operating structures in this segment by promoting even greater efficiency in administrative operations and changes in the overhead cost structure.

Meanwhile, in its Sales of Goods and Food Services, JR-West formulated its "NexStation Plan" in February 2003 to promote renovation and new development in and around stations. Based on this plan, JR-West is seeking to achieve optimal use of the JR-West Group's assets to further improve its operating base as it strives to maximize sales and profits for the JR-West Group.

JR-West is also working to generate inbound tourist demand for Kansai and western Japan from China, where future growth is anticipated, as part of efforts to pursue the development of new areas of business that match market changes as well as evolving user needs.

5. Corporate Governance Policy

JR-West endeavors to maximize shareholder's value through the pursuit of competitive and efficient operations. JR-West recognizes that solid corporate governance is vital, and its efforts in this area include work to restructure the Board of Directors.

To reinforce the supervisory function of the Board of Directors and accelerate the decision-making process, JR-West reduced the number of directors to facilitate active debate and introduced the corporate executive officer system, where the roles of executing operations are delegated from the directors to executive officers, which enables directors to concentrate their efforts on decision making.

In addition to such reforms, since its establishment, JR-West has welcomed individuals from outside the company that possess outstanding management prowess and considerable insight to serve as directors. JR-West receives valuable administrative advice from these outside directors. At present, two of the nine directors are outside directors. Proactively bringing on board directors with standpoints independent of the Company ensures the transparency of operations. Three of JR-West's four auditors are outside auditors.

(2) Performance Highlights

Amid growing uncertainty over the future of the Japanese economy due to such factors as increasing international tension, the operating environment was severe, as employment conditions remained bleak and deflation persisted, resulting in continued weak consumer spending and private capital investment.

Faced with such an environment, the JR-West Group worked toward achieving its medium-term management targets set in November 2001. It strived to raise profits, particularly in its core railway business, and to make efficient use of its assets, developing various policies designed to strengthen its operational structure.

As a result, the JR-West Group achieved the following consolidated results in fiscal 2003: operating revenues of ¥1,165.5 billion, down 2.1% year on year; operating income of ¥122.6 billion, up 4.2%; recurring profit of ¥78.7 billion, up 12.4%; and net income after taxes of ¥41.6 billion, down 8.5%.

1. Results by Business Segment (Consolidated Basis)

(1) Transportation Operations

JR-West continued to carry forward initiatives in both employee training and railway infrastructure designed to ensure safety and stability in its core railway operations. JR-West introduced a new operations control system on the JR Kyoto and Kobe Line (between Kusatsu and Nishi-Akashi) to convey timely and accurate information regarding delays and other relevant items to customers. In addition, JR-West leveraged its training center to elevate the skill levels of employees through practical guidance and training. However, there was an unfortunate accident involving the injury and death of two paramedics in November 2002. In response, JR-West reformulated its procedures for handling railway accidents involving injury or death to clarify concrete procedures for dealing with such accidents, launched a campaign to prevent individuals from engaging in dangerous acts along railway lines, and built railway safety barriers.

JR-West worked to bolster its competitive strength by adding additional 700 Series trains to its Sanyo Shinkansen Line and the enhanced the convenience and comfort of *Kodama* services by introducing 100 Series trains to offer faster service and increased departures in the Okayama and Hiroshima areas during commuting hours, while continuing to move to two-by-two reserved seating pattern. As for conventional lines, on the Kyoto-Osaka-Kobe metropolitan network (Urban Network), JR-West increased the number of early-morning Special Rapid and Rapid trains on its Lake Biwa Line, Hanwa Line, Yamatoji Line, and Gakkentoshi Line. JR-West also improved transportation access to Universal Studios™ Japan as well as provided extra train services and increased the number of cars on trains to coincide with the 2002 FIFA World Cup™. In its intercity transportation service, JR-West worked to reduce travel time and boost comfort by increasing the frequency of *Kita-Kinki* Limited Express trains and replacing *Shirasagi* Limited Express trains with new model rolling stock. In addition, along with the completion of electrification construction on Obama Line, new model rolling stock was added to the line in an effort to enhance transportation services.

JR-West's bus operations have tended to shrink, due to lackluster use of regular and chartered buses. However, JR-West has improved convenience and enhanced its road services by launching "Just Ride"—a system that enables access to the real-time information of highway buses' location—and enhancing such popular services as the *Tokaido Afternoon Limited Express*.

As a result, operating revenue for Transportation Operations fell 2.4%, to ¥847.1 billion, while operating income grew 5.5%, to ¥93.2 billion.

(2) Sales of Goods and Food Services

JR-West's efforts to bolster its retail operations within stations include the opening of *Deli Cafe* and *Dining Road* restaurant area inside Sannomiya Station as well as the expansion and remodeling of the *Omiyage Kaido* souvenir shopping area and *Books Kiosk* inside Shin-Osaka Station. JR-West also expanded its city retail operations with the opening of an accessory shop—*tini tini*—at Diamond City Terrace and a fashion store—*Jenne*—at Ebista Nishinomiya. Moreover, at JR Kyoto Isetan department store, which has enjoyed ongoing popularity since its opening, JR-West is carrying out various projects, including aggressive expansion and remodeling focused on enhancing the ladies fashion department.

Nevertheless, operating revenue totaled ¥227.5 billion, changing little from the previous year due primarily to sluggish sales at *Kiosk*—a station shop targeting commuters—and operating income declined 9.2%, to ¥4.3 billion.

(3) Real Estate

JR-West endeavored to develop its operations in and around stations and to utilize its assets even more effectively. JR-West remodeled and reopened the Tennoji Station shopping center *Station Plaza Tennoji*, the Sumiyoshi Station building *Liv*, and the Hiroshima Station Shinkansen shopping center. JR-West also opened a mini-station building at Yamashina Station and Amagasaki Station. Moreover, JR-West Development Company and JR-West Land Development Company merged to form JR-West Real Estate and Development Company. This merger aims to improve asset utilization by integrating real estate operation and development and to foster development by concentrating cash flow.

JR-West's real estate business saw operating revenue dip 0.7% from the previous year, to ¥68.2

billion, owing to such factors as slack sales of real estate lots. However, operating income rose 5.8%, to ¥16.1 billion.

(4) Other Businesses

In JR-West's hotel operations, the *Hotel Granvia Kyoto* completed the *bell monument* in the East Square of Kyoto Station, a location that is attracting a large number of customers and has been used for many wedding ceremonies. In advertising agency services, JR-West overhauled *Umeda Virtual Corridor* in Sakurabashi underpass at Osaka Station and worked to develop other new advertising media. In addition, to enhance convenience and boost profits, JR-West opened *JR Rokkomichi Kids Room*—a day-care center at Rokkomichi Station—as part of its station child care services business.

Overall, operating revenue rose 2.9% from the previous year, to ¥191.0 billion, owing to factors including increased construction orders. However, operating income edged down 3.4%, to ¥9.4 billion, due to the weak tone of the hotel industry.

2. Forecasts for Fiscal 2004

Economic conditions are expected to worsen and so, the JR-West Group is implementing various measures to make optimal use of management resources to secure stable earnings and profits and ultimately maximize corporate value.

Consolidated results forecasts for the year are as follows:

Operating revenue	¥	1,213.6 billion
Operating income	¥	124.3 billion
Recurring profit	¥	84.8 billion
Net income	¥	49.8 billion

3. Financial Position

(1) Cash flows from operating activities

Although income before income taxes adjustments fell, cash flows from operating activities rose ¥30.6 billion from the same period in the previous fiscal year, to ¥130.2 billion, owing primarily to a decrease in allowance for retirement benefits.

(2) Cash flows from investing activities

Despite increased returns from investment in Nippon Travel Agency, measures to ensure safe and stable transportation, improvements in transport capabilities, and capital investment in station buildings and department stores led to cash flows used in investing activities amounting to ¥63.3 billion, down ¥81.1 billion from a ¥17.7 billion inflow during the same period in the previous fiscal year that was partially attributable to the sale of Japan Telecom stock.

(3) Cash flows from financing activities

A ¥57.2 billion reduction in long-term debt and the payment of dividends resulted in a ¥71.5 billion outflow, down ¥95.6 billion from the same period in the previous fiscal year, in which the sale of Japan Telecom stock was used to reduce long-term debt.

As a result of the aforementioned, stock, cash and cash equivalents at the end of the fiscal year totaled ¥89.3 billion, a ¥4.7 billion year-on-year decrease.

Cash Flow Indicators

	FY2001	FY2002	FY2003	FY2004
Equity Ratio (%)	13.6	16.1	17.0	18.1
Market-based rate of equity ratio (%)	28.6	41.6	41.3	30.8
Number of years of extinguishment of debt	13.4	11.2	10.3	10.1
Interest coverage ratio	1.6	1.8	2.2	2.5

Notes:
Equity ratio : shareholders' equity/total assets
Market-based rate of equity ratio: total market capitalization/total assets
Number of years of extinguishment of debt: interest-bearing debt / (operating income + interest & dividend income)
Interest coverage ratio: (operating income + interest & dividend income) / interest expense

Notes:
1. All of the figures in the above table indices were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total amount of outstanding stock at the end of the term (excluding treasury stock).

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
ASSETS			
Current assets:			
Cash	90,016	94,361	-4,344
Trade notes receivable	11,814	11,585	229
Railway fares receivable	10,952	18,383	-7,431
Accounts receivable	35,025	14,771	20,253
Income tax receivable	546	13	532
Marketable securities	2	169	-167
Inventory	13,988	12,030	1,958
Deferred tax assets	20,153	16,450	3,702
Other current assets	32,096	24,594	7,502
Less allowance for doubtful accounts	-520	-400	-120
Total current assets	**214,075**	**191,960**	**22,114**
Fixed assets:			
Property, plant and equipment:	**2,064,287**	**2,084,308**	**-20,020**
Buildings	1,039,369	1,077,195	-37,826
Machinery, equipment and transport equipment	219,272	221,507	-2,235
Land	681,118	680,850	267
Construction in progress	86,083	69,122	16,960
Other property, plant and equipment	38,443	35,630	2,812
Intangible fixed assets	**11,629**	**7,024**	**4,604**
Consolidation goodwill	437	291	145
Other	11,192	6,733	4,459
Investments and other assets:	**142,681**	**133,420**	**9,261**
Investment securities	55,858	60,892	-5,034
Deferred tax assets	61,394	51,641	9,752
Other investments and assets	26,785	21,814	4,971
Less allowance for doubtful accounts	-1,356	-927	-428
Total fixed assets	**2,218,599**	**2,224,753**	**-6,153**
Deferred assets	**39**	**73**	**-34**
Total assets	**2,432,713**	**2,416,787**	**15,926**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Trade notes payable	40,655	39,101	1,554
Short-term loans	4,138	7,694	-3,556
Current portion of long-term debt	55,927	45,670	10,257
Current portion of long-term payables for acquisition of railway properties	35,488	34,708	779
Accounts payable	90,040	82,951	7,089
Accrued consumption tax	4,608	7,895	-3,287
Accrued income tax	24,254	30,093	-5,838
Railway deposits received	4,323	7,762	-3,438
Deposits received	75,426	26,239	49,187
Prepaid railway fares received	28,576	28,401	174
Advances received	88,189	74,832	13,357
Less allowance for bonuses	38,283	40,378	-2,094
Provision for loss on guarantees	100	-	100
Reserve for compensation of completion of construction	40	40	-0
Reserve for repairs on concrete structures	3,616	-	3,616
Other current liabilities	24,287	25,665	-1,378
Total current liabilities	517,956	451,434	66,522
Long-term liabilities:			
Bonds	215,000	215,000	-
Long-term debt	318,524	351,402	-32,877
Long-term payables for acquisition of railway properties	575,774	611,178	-35,404
Long-term payables for leased railway facilities	46,817	40,836	5,980
Deferred tax liabilities	1,360	1,833	-472
Retirement allowances for employees	181,763	190,811	-9,048
Reserve for repairs on concrete structures	-	9,650	-9,650
Other long-term liabilities	113,629	114,298	-668
Total long-term liabilities	1,452,869	1,535,011	-82,142
Total liabilities	1,970,826	1,986,446	-15,620
Minority interest	21,330	18,861	2,469
Shareholders' equity			
Capital stock	100,000	100,000	-
Capital surplus	55,000	55,000	-
Consolidated retained earnings	281,695	250,513	31,181
Evaluation differences on other securities	4,188	5,966	-1,777
Treasury stock	-327	-	-327
Total shareholders' equity	440,556	411,480	29,076
Total liabilities, minority interest, and shareholders' equity	2,432,713	2,416,787	15,926

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
Operating revenues	**1,165,571**	**1,190,610**	**-25,039**
Operating expenses:			
Transportation and other services and cost of sales	889,386	911,241	-21,854
Selling, general and administrative expenses	153,548	161,719	-8,170
	1,042,935	**1,072,960**	**-30,025**
Operating income	**122,636**	**117,649**	**4,986**
Nonoperating revenues:			
Interest	60	243	-182
Dividend	238	319	-81
Amortization of consolidated adjustment	-	530	-530
Equity in earnings of affiliates	468	720	-252
Other	5,600	6,465	-864
	6,368	**8,279**	**-1,911**
Nonoperating expenses:			
Interest	49,151	54,380	-5,228
Other	1,113	1,507	-394
	50,264	**55,887**	**-5,623**
Recurring profit	**78,739**	**70,041**	**8,697**
Extraordinary profits:			
Proceeds from construction contract	29,944	30,963	-1,018
Compensation for expropriation	6,202	-	6,202
Gain on investment securities	1,852	68,488	-66,635
Other	6,535	9,783	-3,248
	44,534	**109,235**	**-64,700**
Extraordinary losses:			
Loss on reduction entry of proceeds from construction	29,593	28,837	755
Loss on reduction entry of compensation for expropriation	6,189	-	6,189
Loss on transfer of debt	-	23,178	-23,178
Repair expenses for elevated track of Shinkansen	-	15,872	-15,872
Loss on investment securities	3,509	9,072	-5,563
Other	6,359	19,069	-12,709
	45,652	**96,030**	**-50,378**
Income before income taxes	**77,622**	**83,246**	**-5,624**
Corporation, inhabitants and enterprise taxes	44,453	48,366	-3,912
Income taxes-deferred	-9,934	-14,156	4,221
Minority interests in earnings of consolidated subsidiaries	1,458	3,499	-2,040
Net income	**41,644**	**45,537**	**-3,893**

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
Capital surplus at beginning of the period	**55,000**	**55,000**	**-**
Capital surplus at the end of the period	**55,000**	**55,000**	**-**
Retained earnings at beginning of the period	**250,513**	**214,990**	**35,523**
Increase in retained earnings	**41,644**	**45,643**	**-3,999**
Net income	41,644	45,537	-3,893
Increase in retained earnings due to merger between a consolidated subsidiary and an affiliate	-	106	-106
Appropriations of retained earnings	**10,462**	**10,120**	**342**
Cash dividends	10,000	10,000	-
Directors' bonuses	151	120	31
(Including corporate auditors' bonuses)	(23)	(17)	(5)
Decrease in retained earnings due to newly consolidated a subsidiary which had been accounted for by the equity method	46	-	46
Decrease in retained earnings due to change in ownership ratio of a newly consolidated subsidiary	264	-	264
Retained earnings at the end of the period	**281,695**	**250,513**	**31,181**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	77,622	83,246	-5,624
Depreciation and amortization	113,040	115,160	-2,119
Loss on reduction entry of fixed assets	29,744	28,837	906
Loss from disposal of fixed assets	8,603	9,284	-680
Loss on write-down of investment securities	3,483	9,072	-5,589
Amortization of consolidation adjustment	50	-530	580
Increase in allowance for doubtful accounts	136	818	-682
Decrease in allowance for retirement benefits	-14,833	-40,302	25,468
Decrease in allowance for bonuses	-2,094	-622	-1,471
Increase in other reserves	-5,864	9,813	-15,678
Interest and dividends receivable	-298	-562	264
Interest expenses	49,151	54,380	-5,228
Investment income from accounted for by the equity method	-468	-720	252
Contributions for the construction of railway facilities receivable	-29,944	-30,963	1,018
Increase in accounts receivable	5,893	3,925	1,968
Decrease in inventories	-1,761	302	-2,063
Increase in accounts payable	3,892	-4,990	8,882
Decrease in accrued consumption tax	-3,287	-915	-2,371
Other	-2,801	-43,465	40,663
Sub-total	230,263	191,767	38,496
Interest and dividends received	349	560	-210
Interest paid	-49,481	-54,713	5,232
Income taxes paid	-50,377	-38,129	-12,248
Income taxes refunded	-532	105	-637
Net cash provided by operating activities	**130,222**	**99,590**	**30,631**
II. Cash flows from investing activities			
Cash placed in time deposits (maturities of more than 3 months)	-0	-3,530	3,530
Cash withdrawn from time deposits (maturities of more than 3 months)	379	5,328	-4,948
Purchases of property, plant and equipment	-137,715	-120,277	-17,437
Proceeds from sales of property, plant and equipment	5,750	7,333	-1,583
Receipts of contributions for the construction of railway facilities	42,515	41,658	857
Purchases of investment securities	-2,300	-867	-1,432
Proceeds from sales of investment securities	3,847	87,735	-83,888
Increases due to changes in the scope of consolidation	25,036	-	25,036
Increase in loans	-250	-795	544
Collections of loans and advances	519	313	205
Other	-1,173	893	-2,066
Net cash used in investing activities	**-63,392**	**17,790**	**-81,183**
III. Cash flows from financing activities			
Change in short-term borrowings, net	-4,156	-6,182	2,025
Increase in long-term debt	24,700	39,117	-14,417
Repayment of long-term debt	-43,374	-72,856	29,482
Proceeds from issuance of bonds	-	15,000	-15,000
Long-term payables for acquisition of railway properties	-38,571	-108,961	70,390
Cash dividends	-10,015	-10,009	-5
Payment of cash dividends to minority interests	-125	-125	-
Other	-	-23,178	23,178
Net cash used in financing activities	**-71,543**	**-167,196**	**95,653**
IV. Change in cash and cash equivalents, net	**-4,713**	**-49,814**	**45,101**
V. Cash and cash equivalents at beginning of the period	**94,023**	**143,781**	**-49,758**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**-**	**56**	**-56**
VII. Cash and cash equivalents at the end of the period	**89,310**	**94,023**	**-4,713**

SEGMENT INFORMATION

1. Information by business segment

Fiscal 2002 (April 1, 2001 to March 31, 2002)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	852,188	195,262	57,693	85,464	1,190,610	—	1,190,610
Intergroup operating revenues and transfers	16,010	32,342	11,228	100,174	159,756	-159,756	—
Total sales	868,199	227,605	68,922	185,639	1,350,366	-159,756	1,190,610
Operating expenses	779,797	222,829	53,559	175,821	1,232,007	-159,047	1,072,960
Operating income	88,401	4,776	15,363	9,817	118,358	-708	117,649
Assets, depreciation, and capital expenditures:							
Total assets	1,843,979	64,903	302,942	209,386	2,421,212	-4,424	2,416,787
Depreciation	95,946	1,966	11,620	5,626	115,160	—	115,160
Capital expenditures	104,459	2,307	7,188	6,308	120,264	—	120,264

Fiscal 2003 (April 1, 2001 to March 31, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	831,521	193,083	57,265	83,700	1,165,571	-	1,165,571
Intergroup operating revenues and transfers	15,638	34,491	11,004	107,299	168,434	-168,434	-
Total sales	847,160	227,574	68,270	191,000	1,334,006	-168,434	1,165,571
Operating expenses	753,895	223,239	52,149	181,516	1,210,801	-167,865	1,042,935
Operating income	93,265	4,335	16,120	9,483	123,205	-569	122,636
Assets, depreciation, and capital expenditures:							
Total assets	1,820,808	67,267	292,546	260,662	2,441,285	-8,571	2,432,713
Depreciation	93,237	2,036	12,031	5,734	113,040	-	113,040
Capital expenditures	116,554	4,059	7,564	8,874	137,052	-	137,052

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of food and beverages, wholesale of various goods, etc.

Real estate business: lending and leasing of real estate, operation of shopping center

Other: hotels, sales of goods, construction, etc.

4. The principal all-company assets included within the elimination and intergroup item are as follows:

Previous consolidated fiscal year; ¥115,579 million (parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

Current consolidated fiscal year under review; ¥105,775 million (parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

2. Information by location

As there were no overseas subsidiaries in fiscal 2002 or 2003, this item was not included.

3. Overseas sales

As there were no overseas sales in fiscal 2002 or 2003, this item was not included.

4. Transactions with affiliates

Attribute	Name of the Company	Address	Capital Stock	Description of Business	Ratio of Voting Rights Possession	Description of Relationship		Description of Transactions	Transaction Amount	Item	Term-end balance
						Directors Holding Concurrent Posts	Business Relationships				
Affiliate	Daitetsu Kogyo Co., Ltd	Yodogawa Osaka	¥1,232 million	Construction	Direct 36.9%	Concurrent Posts 2 Transfers 3		Capital loan transaction	¥33,900 million	Short-term loan	
								Capital loan transaction	¥35,400 million	Short-term loan	

5. Notes regarding per-share data

Accounting standards regarding the liquidation of treasury stock and legal reserves (Corporate Accounting Standard No. 1) as well as accounting standards regarding net income per share (Corporate Accounting Standard No. 2) and accounting standards application guidelines regarding net income per share (Corporate Accounting Standards Application Guideline No. 4) were applied as of fiscal 2003.

In addition, per-share data for the previous fiscal year calculated using the same accounting standards as those applied during the fiscal year under review is included.

Per Share Data		2003	2002
Shareholders' equity	¥	220,274.29	205,577.12
Net income	¥	20,729.57	22,678.32

Notes:

1. Diluted net income per share was not included, as there were no dilutive instruments.
2. Basic net income per share computation is as follows.

		Year ended March 31, 2003:	Year ended March 31, 2003:
Net income per share			
Net income	Millions of yen	41,644	45,537
Amount not attributed to ordinary shareholders	Millions of yen	203	180
(Bonuses to directors by distribution of net profit)	Millions of yen	(203)	(180)
Net income attributable to common stock	Millions of yen	41,440	45,358
Average number of outstanding shares for the fiscal year	Thousands of shares	1,999	1,999

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for the Settlement of Accounts: May 9, 2002

Date of the General Meeting of the Shareholders: June 26, 2002

Interim dividends: Yes

Unit stock system: No

1. Results for fiscal 2003 (April 1, 2002 to March 31, 2003)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Fiscal 2003	849,090	(-2.4)	103,293	(3.8)	61,391	(13.5)
Fiscal 2002	869,887	(-1.3)	99,533	(2.5)	54,092	(24.5)

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-operating revenues ratio
	Millions of yen		Yen	Yen	%	%	%
Fiscal 2003	33,490	(2.9)	16,695.59	-	8.4	2.9	7.2
Fiscal 2002	32,546	(25.3)	16,273.31	-	8.2	2.5	6.2

Notes: 1. Average number of shares outstanding during fiscal years:

Fiscal 2003: 2,000,000 shares

Fiscal 2002: 2,000,000 shares

2. There were no changes in accounting methods.

3. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Dividends per share for the fiscal year			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-shareholders' equity ratio
		Interim dividends	Year-end dividends			
	Yen	Yen	Yen	Millions of yen	%	%
Fiscal 2003	5,000.00	2,500.00	2,500.00	10,000	29.9	2.4
Fiscal 2002	5,000.00	2,500.00	2,500.00	10,000	30.7	2.6

Note: Dividends of this period include no commemorative dividend and no special dividend

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2003	2,116,874	410,745	19.4	205,323.44
Fiscal 2002	2,135,756	388,662	18.2	194,331.30

Notes: 1. Number of shares outstanding at fiscal year-end:

Fiscal 2003: 2,000,000 shares

Fiscal 2002: 2,000,000 shares

2. Number of shares of treasury stock at fiscal year-end:

Fiscal 2003: 0 shares

Fiscal 2002: 0 shares

2. Forecasts for fiscal 2004 (April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year		
				Interim dividends	Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim 2004	419,800	35,600	20,900	2,500.00	-	-
Fiscal 2004	837,400	65,800	41,600	-	2,500.00	5,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥20,750.50

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
ASSETS			
Current assets:			
Cash	38,440	49,687	-11,247
Railway fares receivable	12,271	18,019	-5,747
Accounts receivable	9,921	10,398	-477
Accrued income	4,945	4,950	-4
Short-term loans	8,405	830	7,575
Real estate for sale	85	121	-36
Materials and supplies	2,979	2,942	37
Prepaid expenses	1,894	1,914	-20
Deferred tax assets	15,537	12,618	2,918
Other current assets	7,747	7,600	146
Less allowance for doubtful accounts	-96	-267	171
Total current assets	102,131	108,816	-6,685
Fixed assets:			
Railway	1,566,303	1,598,106	-31,802
Ferry	189	214	-25
Other operations	60,831	64,539	-3,707
Related business	88,360	91,010	-2,649
Construction in progress	85,149	68,834	16,314
Investments and advances:	213,909	204,233	9,675
Investment securities	16,233	23,968	-7,734
Stocks of subsidiaries	126,391	119,718	6,673
Long-term loans	9,574	5,425	4,148
Long-term prepaid expense	3,011	3,008	3
Deferred tax assets	51,814	45,083	6,730
Other investments and advances	7,870	7,709	161
Less allowance for doubtful accounts	-987	-680	-306
Total fixed assets	2,014,743	2,026,939	-12,196
Total assets	2,116,874	2,135,756	-18,881

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	66,427	42,663	23,764
Current portion of long-term debt	44,976	33,760	11,216
Current portion of long-term payables to the acquisition of railway properties	35,488	34,708	779
Current portion of long-term payables	1,168	3,946	-2,778
Accounts payable	99,547	98,394	1,153
Accrued expenses	14,641	13,660	981
Accrued consumption tax	2,873	4,985	-2112
Accrued income tax	20,410	25,431	-5,021
Railway deposits received	5,056	8,393	-3,337
Deposits	12,800	15,706	-2,906
Prepaid railway fares received	28,510	28,328	182
Deposits received	85,853	72,914	12,938
Advance payments received	433	441	-7
Allowance for bonuses	31,768	33,916	-2,147
Reserve for repairs on concrete structures	3,616	-	3,616
Other current liabilities	609	303	305
Total current liabilities	**454,180**	**417,553**	**36,627**
Long-term liabilities:			
Bonds	215,000	215,000	-
Long-term debt	214,947	236,873	-21,926
Long-term payables to acquisition of railway properties	575,774	611,178	-35,404
Long-term payables	28,843	30,011	-1,168
Long-term payables for leased railway facility	46,817	40,836	5,980
Retirement allowances for employees	165,583	180,892	-15,309
Reserve for repairs on concrete structures	-	9,650	-9,650
Other long-term liabilities	4,983	5,097	-114
Total long-term liabilities	**1,251,948**	**1,329,540**	**-77,592**
Total liabilities	**1,706,128**	**1,747,093**	**-40,964**
Shareholders' equity:			
Capital stock	**100,000**	**100,000**	-
Capital surplus	**55,000**	**55,000**	-
Capital reserve	**55,000**	**55,000**	-
Retained earnings:	**253,513**	**230,102**	**23,410**
Earned legal surplus	11,327	11,327	-
Voluntary reserves	172,820	150,000	22,820
Reserved for advanced depreciation on property	2,820	-	2,820
Other reserves	170,000	150,000	20,000
Unappropriated retained earnings	69,364	68,775	589
Evaluation differences on other securities	2,232	3,559	-1,326
Total shareholders' equity	**410,745**	**388,662**	**22,083**
Total liabilities and shareholders' equity	**2,116,874**	**2,135,756**	**-18,881**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2003	2002	Change from the previous year
Operating revenues	**849,090**	**869,887**	**-20,797**
Transportation	752,390	770,259	-17,869
Transportation incidentals	23,808	24,609	-801
Other operations	18,451	18,385	66
Travel Business	1,799	6,452	-4,653
Miscellaneous	52,640	50,179	2,460
Operating expenses	745,796	770,354	-24,557
Personnel costs	301,671	330,540	28,869
Non-personnel costs	288,250	281,266	6,984
Energy costs	38,480	39,233	-752
Maintenance costs	122,605	116,878	5,727
Miscellaneous costs	127,165	125,154	2,011
Rental payments for JRCPC. etc	31,096	31,389	-292
Taxes	29,308	30,042	-734
Depreciation	95,468	97,115	-1,647
Operating income	103,293	99,533	3,760
Nonoperating revenues	5,331	6,263	-931
Nonoperating expenses	47,233	51,703	-4,470
Recurring profit	61,391	54,092	7,299
Extraordinary profit	42,699	105,142	-62,442
Extraordinary loss	41,165	99,677	-58,512
Income before income taxes	62,926	59,557	3,368
Income taxes-current	38,023	41,243	-3,220
Income taxes-deferred	-8,587	-14,232	5,645
Net income	33,490	32,546	943

APPROPRIATION OF RETAINED EARNINGS

(Figures less than ¥1 million have been omitted) Years ended March 31

	Millions of yen		
	2003	2002	Change from the previous year
Unappropriated retained earnings for the current year	69,364	68,775	589
Reversal of reserve for advanced depreciation of fixed assets	288	18	270
Total	69,653	68,793	859
Appropriation is proposed as follows:			
Cash dividends to shareholders	5,000	5,000	-
[per share]	(¥2,500)	(¥2,500)	
Directors' bonuses	99	80	19
[Including corporate auditors' bonuses]	[18]	[16]	[1]
Reserve for advanced depreciation of fixed assets	894	2,839	-1,944
General reserve	20,000	20,000	-
Retained earnings carried forward to the next period	43,660	40,874	2,785

Notes: 1. Interim dividends for fiscal 2002 were paid on December 11, 2001: ¥5 billion (¥2,500 per share)

2. Interim dividends for fiscal 2003 were paid on December 11, 2002: ¥5 billion (¥2,500 per share)

Supplemental Finacial Data

1.Forecasts for fiscal 2004(Consolidated Basis)

	Forecast for fiscal 2004	March 31, 2003	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,213.6	1,165.5	48
Operating income	124.3	122.6	1.6
Recurring profit	84.8	78.7	6.0
Net income	49.8	41.6	8.1

2. Earnings forecasts for fiscal 2004 by segment (Consolidated Basis)

	Transportation	Sales of goods and food services	Real estate	Other
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	835.8	230.3	69.6	2,536
Operating income	93.4	4.8	16.5	10.2

3.Forecasts for fiscal 2004 (Non-Consolidated Basis)

	Forecast for fiscal 2004	March 31, 2003	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	837.4 (742.0)	849.0 (752.3)	-11.6 -10.3
Operating income	104.0	103.2	0.7
Recurring profit	65.8	61.3	4.4
Net income	41.6	33.4	8.1

4.Other detailed data

(People, Billions of yen, %)

	March 31, 2003		March 31, 2002	
	Consolidated Basis	Non- Consolidated Basis	Consolidated Basis	Non- Consolidated Basis
Employees at end of period (Includes staff seconded to other companies)	42,031 -	28,688 (34,114)	43,394 -	29,875 (36,174)
Retirement payment costs	60.3	57.0	62.9	60.2
Number of employees entitled to retirement payment	3,545	2,537	4,851	3,940
Maintenance costs	-	122.6	-	116.8
Depreciation	113.0	95.4	115.1	97.1
Financial expenses, net	-48.8	-46.0	-53.8	-50.3
Interest and dividend income	0.2	0.5	0.5	0.8
Interest expenses	-49.1	-46.6	-54.3	-51.1
Capital expenditures	137.0	117.3	120.2	121.1
Own funds	105.4	85.7	88.3	89.2
Long-term debt and payables	1,200.7	1,116.1	1,257.9	1,165.4

Notes: 1. Figures less than ¥10 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Mid-term Management

			Millions of yen		
			Fiscal 2003	Forecast for fiscal 2004	Mid-term Management Targets (Fiscal 2006)
ROA (Operating Income)	(consolidated)	%	5.1	5.1	5.4
Operating Income	(consolidated)	billion yen	122.6	124.3	130.0
Net Income	(consolidated)	billion yen	41.6	49.8	50.0
Long-term Debt	(consolidated)	billion yen	1,200.7	1,170.0	1,100.0
Long-term Debt	(non-consolidated)	billion yen	1,116.1	1,095.0	1,000.0
Head Count	(non-consolidated)	people	36,497	34,569	32,000